Hylsa
mex
Mexico's Steel



SEC MAIL PROCESSING
RECEIVED
APR 26 2005
WASH. D.C.
202
SECTION

File No. 82-4252

April 15, 2005



05007590

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549 U.S.A.

SUPPL

Subject: **Hylsamex S.A. de C.V. – Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934**

Dear Sir or Madam:

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Hylsamex S.A. de C.V., a corporation organized under the laws of Mexico ("Hylsamex"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the information identified on the attached Exhibit List.

As provided by Rule 12g3-2(b), the information and documents contained herein and furnished herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Hylsamex is subject to the 1934 Act.

Kindly acknowledge your receipt of this letter and the enclosures furnished herewith by stamping the enclosed copy of this letter and returning the same to us in the enclosed self-addressed envelope.

Yours truly,

HYLSAMEX, S.A. de C.V.

PROCESSED
MAY 03 2005
THOMSON
FINANCIAL

By: *[signature]*
Ismael De La Garza

Encl.

EXHIBIT LIST


SEC MAIL
RECEIVED
PROCESSING
APR 26 2005
WASH, D.C.
202
SECTION

Exhibit No.	Description	Date
1	Filing to Bolsa Mexicana de Valores S.A. de C.V. (Mexican Stock Exchange): HYLSAMEX Announces Special Shareholders Meeting for May 9, 2005.	April 15, 2005
2	Filing to Bolsa Mexicana de Valores S.A. de C.V. (Mexican Stock Exchange): HYLSAMEX Announces Extraordinary Shareholders Meeting for May 9, 2005.	April 15, 2005

EMISNET

Hylsamex, S.A. de C.V.
File No. 82-4252

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: CONVEXTR.ens

Longitud del sobre: 6634 bytes.

Fecha de recepcion: Apr 15 2005 8:11:13:870AM.

Folio de recepcion: 85637.


SEC MAIL PROCESSING
RECEIVED
APR 26 2005
WASH. D.C.
202
SECTION

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
convextr.bmv	1	Convocatoria de Asamblea Extraordinaria

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

HYLSAMEX, S.A. DE C.V.

CONVOCATORIA

Por acuerdo del Consejo de Administración se convoca a los accionistas de HYLSAMEX, S.A. DE C.V., en términos del Artículo 186 de la Ley General de Sociedades Mercantiles y del Artículo Décimo Séptimo de los Estatutos Sociales, a la Asamblea EXTRAORDINARIA de Accionistas que tendrá lugar en el domicilio de la Sociedad, ubicado en Teatro Nova, ubicado en Avenida del Bosque No. 139, Col. Cuauhtémoc, San Nicolás de los Garza, Nuevo León, a las 12:30 p. del día 9 de Mayo de 2005, conforme al siguiente:

ORDEN DEL DÍA

I. Informe del Delegado de la Asamblea Especial de accionistas de la Sociedad, tenedores de acciones Serie "L", de las resoluciones adoptadas en Asamblea de dichos titulares celebrada en esta misma fecha.

II. Propuestas del Consejo de Administración para reformar el Artículo 7, inciso (ii) de los estatutos sociales, para el sólo efecto de extender la fecha de conversión de las actuales acciones Serie "L", en acciones Serie "B", estableciendo como nueva fecha de conversión el 15 de enero del 2006 y al efecto adoptar las resoluciones del caso.

III. Designación de delegados.

IV. Lectura y, en su caso, aprobación del Acta de la Asamblea

REQUISITOS DE ASISTENCIA

A fin de acreditar el derecho de asistencia a la Asamblea, los accionistas deberán estar inscritos como tales en el Registro de Acciones que al efecto lleva la Sociedad y depositar los títulos de sus acciones, ya sea ante la Secretaría de la Sociedad, en cualquier institución de crédito del País o en el S.D. INDEVAL, S.A. de C.V. Cuando el depósito no se haga en la Secretaría de la Sociedad, la institución que lo reciba deberá expedir la constancia

relativa y entregar un ejemplar al interesado y copia a la Secretaría de la Sociedad.

De conformidad con el Artículo 78 de la Ley del Mercado de Valores, tratándose de acciones depositadas en el S.D. INDEVAL, S.A. de C.V., será necesario que el depositante, además de la constancia de depósito antes mencionada, proporcione a la Secretaría de la Sociedad una lista con los nombres, denominaciones o razones sociales de los titulares de acciones y la cantidad de acciones propiedad de cada titular.

El depósito de los títulos de las acciones en la Secretaría de la Sociedad o, en su caso, la entrega de las constancias de depósito de los mismos, deberán llevarse a cabo en horas de oficina desde el día de la publicación de la convocatoria hasta, a más tardar, el segundo día hábil anterior al de la celebración de la Asamblea.

Los accionistas podrán hacerse representar en la Asamblea por apoderados, mediante simple carta poder; o para aquéllos que lo deseen, mediante poder otorgado en los formularios a que se refiere el Artículo 14 Bis 3 de la Ley del Mercado de Valores. En ambos casos, la Secretaría de la Sociedad deberá recibir los poderes con la anticipación señalada anteriormente.

La Secretaría de la Sociedad se encuentra en Ave. Munich 101, Colonia

México, D.F., 9 de Mayo de 2005


BOLSA MEXICANA DE VALORES

Convocatoria de Asamblea Extraordinaria de HYLSAMEX, S.A. DE C.V.

Fecha de Recepción en BMV: 2005-04-15 08:11:00.0

Prefijo:
CONVEXTR

Clave Cotización:
HYLSAMX

Serie:

Razón Social:
HYLSAMEX, S.A. DE C.V.

Tipo Asamblea:
EXTRAORDINARIA

Fecha Celebración:
9/5/2005

Lugar:
Teatro Nova, ubicado en Avenida del Bosque No. 139, Col. Cuauhtémoc, San Nicolás de los Garza, Nuevo León

Hora:
12:30

Orden del Día:

I. Informe del Delegado de la Asamblea Especial de accionistas de la Sociedad, tenedores de acciones Serie "L", de las resoluciones adoptadas en Asamblea de dichos titulares celebrada en esta misma fecha.

II. Propuestas del Consejo de Administración para reformar el Artículo 7, inciso (ii) de los estatutos sociales, para el sólo efecto de extender la fecha de conversión de las actuales acciones Serie "L", en acciones Serie "B", estableciendo como nueva fecha de conversión el 15 de enero del 2006 y al efecto adoptar las resoluciones del caso.

III. Designación de delegados.

IV. Lectura y, en su caso, aprobación del Acta de la Asamblea

Requisitos de Asistencia:
A fin de acreditar el derecho de asistencia a la Asamblea, los accionistas deberán estar inscritos como tales en el Registro de Acciones que al efecto lleva la Sociedad y depositar los títulos de sus acciones, ya sea ante la Secretaría de la Sociedad, en cualquier institución de crédito del País o en el S.D. INDEVAL, S.A. de C.V. Cuando el depósito no se haga en la Secretaría de la Sociedad, la institución que lo reciba deberá expedir la constancia relativa y entregar un ejemplar al interesado y copia a la Secretaría de la Sociedad.


5500

De conformidad con el Artículo 78 de la Ley del Mercado de Valores, tratándose de acciones depositadas en el S.D. INDEVAL, S.A. de C.V., será necesario que el depositante, además de la constancia de depósito antes mencionada, proporcione a la Secretaría de la Sociedad una lista con los nombres, denominaciones o razones sociales de los titulares de acciones y la cantidad de acciones propiedad de cada titular.

El depósito de los títulos de las acciones en la Secretaría de la Sociedad o, en su caso, la entrega de las constancias de depósito de los mismos, deberán llevarse a cabo en horas de oficina desde el día de la publicación de la convocatoria hasta, a más tardar, el segundo día hábil anterior al de la celebración de la Asamblea.

Los accionistas podrán hacerse representar en la Asamblea por apoderados, mediante simple carta poder; o para aquéllos que lo deseen, mediante poder otorgado en los formularios a que se refiere el Artículo 14 Bis 3 de la Ley del Mercado de Valores. En ambos casos, la Secretaría de la Sociedad deberá recibir los poderes con la anticipación señalada anteriormente.

La Secretaría de la Sociedad se encuentra en Ave. Munich 101, Colonia Cuauhtémoc, San Nicolás de los Garza, Nuevo León.

San Nicolás de los Garza, N.L., a 14 de abril de 2005.

Lic. Carlos Jiménez Barrera
Secretario del Consejo de Administración

EMISNET


SEC MAIL PROCESSING
RECEIVED
APR 26 2005
WASH, D.C. 202 SECTION

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: CONVESPE.ens

Longitud del sobre: 6318 bytes.

Fecha de recepcion: Apr 15 2005 8:10:02:673AM.

Folio de recepcion: 85636.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
convespe.bmv	1	Convocatoria de Asamblea Especial

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

HYLSAMEX, S.A. DE C.V.

CONVOCATORIA

Por acuerdo del Consejo de Administración se convoca a los accionistas de HYLSAMEX, S.A. DE C.V., en términos del Artículo 186 de la Ley General de Sociedades Mercantiles y del Artículo Décimo Séptimo de los Estatutos Sociales, a la ASAMBLEA ESPECIAL de Accionistas de la serie que tendrá lugar en el domicilio de la Sociedad, ubicado en Teatro Nova, ubicado en Avenida del Bosque No. 139, Col. Cuauhtémoc, San Nicolás de los Garza, Nuevo León, a las 12:00 p. del día 9 de Mayo de 2005, conforme al siguiente:

ORDEN DEL DÍA

I. Propuestas del Consejo de Administración para reformar el Artículo 7, inciso (ii) de los estatutos sociales, para el sólo efecto de extender la fecha de conversión de las actuales acciones Serie "L", en acciones Serie "B", estableciendo como nueva fecha de conversión el 15 de enero del 2006 y al efecto adoptar las resoluciones del caso.

II. Designación de delegados.

III. Lectura y, en su caso, aprobación del Acta de la Asamblea.

REQUISITOS DE ASISTENCIA

A fin de acreditar el derecho de asistencia a la Asamblea, los accionistas deberán estar inscritos como tales en el Registro de Acciones que al efecto lleva la Sociedad y depositar los títulos de sus acciones, ya sea ante la Secretaría de la Sociedad, en cualquier institución de crédito del País o en el S.D. INDEVAL, S.A. de C.V. Cuando el depósito no se haga en la Secretaría de la Sociedad, la institución que lo reciba deberá expedir la constancia relativa y entregar un ejemplar al interesado y copia a la Secretaría de la Sociedad.

De conformidad con el Artículo 78 de la Ley del Mercado de Valores, tratándose

de acciones depositadas en el S.D. INDEVAL, S.A. de C.V., será necesario que el depositante, además de la constancia de depósito antes mencionada, proporcione a la Secretaría de la Sociedad una lista con los nombres, denominaciones o razones sociales de los titulares de acciones y la cantidad de acciones propiedad de cada titular.

El depósito de los títulos de las acciones en la Secretaría de la Sociedad o, en su caso, la entrega de las constancias de depósito de los mismos, deberán llevarse a cabo en horas de oficina desde el día de la publicación de la convocatoria hasta, a más tardar, el segundo día hábil anterior al de la celebración de la Asamblea.

Los accionistas podrán hacerse representar en la Asamblea por apoderados, mediante simple carta poder; o para aquéllos que lo deseen, mediante poder otorgado en los formularios a que se refiere el Artículo 14 Bis 3 de la Ley del Mercado de Valores. En ambos casos, la Secretaría de la Sociedad deberá recibir los poderes con la anticipación señalada anteriormente.

La Secretaría de la Sociedad se encuentra en Ave. Munich 101, Colonia

México, D.F., 9 de Mayo de 2005


BOLSA MEXICANA DE VALORES



Convocatoria de Asamblea Especial de HYLSAMEX, S.A. DE C.V.

Fecha de Recepción en BMV: 2005-04-15 08:10:00.0

Prefijo:
CONVESPE

Clave Cotización:
HYLSAMX

Serie:
B

Razón Social:
HYLSAMEX, S.A. DE C.V.

Tipo Asamblea:
ASAMBLEA ESPECIAL

Fecha Celebración:
9/5/2005

Lugar:
Teatro Nova, ubicado en Avenida del Bosque No. 139, Col. Cuauhtémoc, San Nicolás de los Garza, Nuevo León

Hora:
12:00

Orden del Día:
I. Propuestas del Consejo de Administración para reformar el Artículo 7, inciso (ii) de los estatutos sociales, para el sólo efecto de extender la fecha de conversión de las actuales acciones Serie "L", en acciones Serie "B", estableciendo como nueva fecha de conversión el 15 de enero del 2006 y al efecto adoptar las resoluciones del caso.

II. Designación de delegados.

III. Lectura y, en su caso, aprobación del Acta de la Asamblea.


5500

Requisitos de Asistencia:
A fin de acreditar el derecho de asistencia a la Asamblea, los accionistas deberán estar inscritos como tales en el Registro de Acciones que al efecto lleva la Sociedad y depositar los títulos de sus acciones, ya sea ante la Secretaría de la Sociedad, en cualquier institución de crédito del País o en el S.D. INDEVAL, S.A. de C.V. Cuando el depósito no se haga en la Secretaría de la Sociedad, la institución que lo reciba deberá expedir la constancia relativa y entregar un ejemplar al interesado y copia a la Secretaría de la Sociedad.

De conformidad con el Artículo 78 de la Ley del Mercado de Valores, tratándose de acciones depositadas en el S.D. INDEVAL, S.A. de C.V., será necesario que el depositante, además de la constancia de depósito antes mencionada, proporcione a la Secretaría de la Sociedad una lista con los nombres,

denominaciones o razones sociales de los titulares de acciones y la cantidad de acciones propiedad de cada titular.

El depósito de los títulos de las acciones en la Secretaría de la Sociedad o, en su caso, la entrega de las constancias de depósito de los mismos, deberán llevarse a cabo en horas de oficina desde el día de la publicación de la convocatoria hasta, a más tardar, el segundo día hábil anterior al de la celebración de la Asamblea.

Los accionistas podrán hacerse representar en la Asamblea por apoderados, mediante simple carta poder; o para aquéllos que lo deseen, mediante poder otorgado en los formularios a que se refiere el Artículo 14 Bis 3 de la Ley del Mercado de Valores. En ambos casos, la Secretaría de la Sociedad deberá recibir los poderes con la anticipación señalada anteriormente.

La Secretaría de la Sociedad se encuentra en Ave. Munich 101, Colonia Cuauhtémoc, San Nicolás de los Garza, Nuevo León.

San Nicolás de los Garza, N.L., a 14 de abril de 2005.

Lic. Carlos Jiménez Barrera
Secretario del Consejo de Administración